SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002.

Serono S.A.
(Registrant's Name)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland
(Address of Principal Executive Offices)

1-15096
(Commission File No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F _√_ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _√_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

serono

Media Release

FOR IMMEDIATE RELEASE

JACQUES THEURILLAT APPOINTED DEPUTY CEO

Geneva, Switzerland, May 08, 2002 – Serono S.A. (virt-x: SEO and NYSE: SRA)

The Board of Directors announced today the appointment of Mr. Jacques Theurillat as Deputy Chief Executive Officer in addition to his responsibilities as Chief Financial Officer. In this new capacity he will strengthen the operational leadership of the Executive Committee, which manages the company on a day-to-day basis.

"Jacques Theurillat has been a key figure in the success of Serono, and I am delighted that the company will further benefit from his commercial and financial acumen in his new role as Deputy CEO", said Ernesto Bertarelli, Chief Executive Officer. "I will now have greater opportunity to focus on strategy and developmental opportunities for Serono."

Mr. Theurillat, who was appointed to the Board of Directors in May 2000, began his career with Serono in 1987 as a corporate tax lawyer. In 1993, he was appointed Vice President Taxes and Financial Planning for Serono. While in this position, he set up the legal and tax structure currently employed by Serono. He also oversaw the divestiture of the group's Diagnostics Division.

From 1994 to 1996 he served as Managing Director of the Istituto Farmacologico Serono in Rome where he was responsible for carrying out several important projects, including the buying back of minority shareholdings in Serono's Italian holding company.

Since 1996 he has been Chief Financial Officer, playing a leading role in the management of the company, and increasing its exposure to international investors, including the listing on the New York Stock Exchange in July 2000.

Mr. Theurillat is a Swiss barrister and holds Bachelor of Law degrees from both Madrid University and Geneva University. He also holds a Swiss Federal Diploma (Tax Expert) and has an MBA from the Madrid School of Finance.

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Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 23, 2001. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

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About Serono

Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F®, Luveris®, Ovidrel®/Ovitrelle®, Rebif®, Serostim® and Saizen® (Luveris® is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are fifteen new molecules in development.

In 2001, Serono achieved worldwide revenues of US$1.38 billion, and a net income of US$317 million, making it the third largest biotech company in the world based on revenues. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

For more information, please contact:

Serono in Geneva, Switzerland:

Media Relations:
Tel: +41-22-739 36 00
Fax: +41-22-739 30 85
www.serono.com

Investor Relations:
Tel: +41-22-739 36 01
Fax: +41-22-739 30 22
Reuters: SEOZ.VX / SRA.N
Bloomberg: SEO VX / SRA US

Noonan/Russo Communications:
Tel: +44-207 726 4452
Fax: +44-207 726 4453
www.noonanrusso.com

Serono,Inc., Rockland, MA
Media Relations:
Tel. +1 781 681 2340
Fax: +1 781 681 2935
www.seronousa.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.
a Swiss corporation
(Registrant)

May 8, 2002

By: ______________________
Name: Jacques Theurillat
Title: Chief Financial Officer